SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                       TRANSACT TECHNOLOGIES INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    89291810
                                 (CUSIP Number)


                                 Seth M. Lukash
                             c/o Tridex Corporation
                                 61 Wilton Road
                               Westport, CT 06880
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 14, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder for this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89291810

1)   Names of  Reporting  Persons  and Social  Security  Number:  Seth M. Lukash
     ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  N/A
     (b)  N/A

3)   SEC Use Only

4) Source of Funds: All of the shares owned by the reporting person were acquired in a distribution by Tridex Corporation ("Tridex") to its stockholders on March 31, 1997 of approximately one (1) share of the Issuer for each share of Tridex owned by such stockholder.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

6)   Citizenship or Place of Organization: USA

7)   Sole Voting Power: 190,269 Common Shares

8)   Shared Voting Power: N/A

9)   Sole Dispositive Power: 190,269 Common Shares

10)  Shared Dispositive Power: N/A

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 190,269 Common Shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A

13)  Percent of Class Represented by Amount in Row (11): 3.09%

14)  Type of Reporting Person: IN

Item 1.    Security and Issuer

     The Statement of Seth M. Lukash on Schedule 13D dated February 25, 1998, as amended and supplemented by Amendment No. 1 dated March 12, 1998, Amendment No. 2 dated March 13, 1998, Amendment No. 3 dated March 24, 1998, Amendment No. 4 dated September 16, 1998, and Amendment No. 5 dated October 23, 1998 in respect of the common stock $0.01 par value per share ("Common Stock") of Transact Technologies Incorporated (the "Issuer") whose principal executive offices are located at 7 Laser Lane, Wallingford, Connecticut 06492, is hereby further amended and supplemented as follows:

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

     "On October 13, 14 and 15, 1998, the reporting person sold an aggregate 335,050 shares of Common Stock of the Issuer in four block sales as set forth in the table below. The 200,000 shares sold on October 14 were sold to the Issuer in a broker-to-broker block trade. All of the shares of Common Stock sold were maintained by the reporting person's broker in an account, which included other securities owned by the reporting person, and constituted with such other securities, collateral for borrowing by the reporting person from said broker. Following such sales, the reporting person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer, based upon 6,166,300 shares of Common Stock outstanding as of July 31, 1998, as reported in the Issuer's report on Form 10-Q for the quarterly period ended June 27, 1998.

       Sale Date            Number of Shares           Average Price Per Share
     October 13, 1998             7,900                        $3.000
     October 14, 1998            82,000                         3.171875
     October 14, 1998           200,000                         3.750
     October 15, 1998            45,150                         3.09375"


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 26, 1998                           /s/ Seth M. Lukash
                                                  Seth M. Lukash